UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported) March 7, 2018

FORTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-37654	47-5654583
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6920 Seaway Blvd Everett, WA	98203
(Address of principal executive offices)	(Zip Code)

(425) 446-5000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 7, 2018, Fortive Corporation (“Fortive”) announced that it and Stevens Holding Company, Inc., a wholly-owned subsidiary of Fortive (“Newco”), had entered into definitive agreements with Altra Industrial Motion Corp., a Delaware corporation (“Altra”), and McHale Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Altra (“Merger Sub”), for a transaction pursuant to which, subject to the terms and conditions of certain definitive agreements, (1) Fortive will transfer certain assets, liabilities and entities within its Automation & Specialty platform, but excluding its Hengstler and Dynapar businesses (such businesses to be transferred, the “A&S Business”) to Newco, (2) Fortive will distribute to its stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of Newco (the “Newco Common Stock”) held by Fortive, at Fortive’s option, by way of an exchange offer or a pro rata dividend, or a combination thereof (the “Distribution”) and (3) immediately after the Distribution, Merger Sub will merge with and into Newco (the “Merger”) and the issued and outstanding shares of Newco Common Stock will be converted into shares of common stock, par value $0.001 per share, of Altra (“Altra Common Stock”) as provided in the Merger Agreement. In addition, pursuant to the Merger Agreement, prior to the effective time of the Merger, Fortive will transfer certain non-U.S. assets, liabilities and entities of the A&S Business to certain subsidiaries of Altra, and the Altra subsidiaries will assume substantially all of the liabilities associated with the transferred assets (the “Direct Sales”). Upon completion of the Merger, Newco (which at that time will hold the A&S Business) will be a wholly-owned subsidiary of Altra and holders of Fortive’s common stock participating in the Distribution are expected to own in the aggregate approximately 54% of the outstanding shares of Altra common stock immediately following the Merger, subject to adjustment as provided in the Merger Agreement. The Distribution and the Merger are expected to be tax-free to Fortive’s stockholders, except to the extent that cash is paid to Fortive’s stockholders in lieu of fractional shares in the Distribution or Merger.

The definitive agreements entered into include (1) an Agreement and Plan of Merger and Reorganization, dated as of March 7, 2018 (the “Merger Agreement”), by and among Fortive, Altra, Merger Sub and Newco, (2) a Separation and Distribution Agreement, dated as of March 7, 2018 (the “Separation Agreement”), by and among Fortive, Altra and Newco and (3) an Employee Matters Agreement, dated March 7, 2018 (the “Employee Matters Agreement”), by and among Fortive, Altra and Newco. In connection with the transactions, Fortive, Altra and Newco have entered, or will enter into additional agreements, including, among others:

•	a Tax Matters Agreement among Fortive, Altra and Newco, which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters, in each case related to tax matters of Fortive and the A&S Business after the transaction, and will restrict the parties from taking certain actions that could cause the transactions to fail to qualify as tax-free transactions;

•	a Transition Services Agreement among Fortive, Altra and Newco, pursuant to which Fortive and its affiliates will, on a transitional basis, provide Newco, and Newco will, on a transitional basis, provide Fortive with certain support services and other assistance after the transaction; and

•	certain intellectual property licenses.

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the separation of the A&S Business from Fortive. The Separation Agreement identifies and provides for the transfer of certain assets and entities by Fortive to Newco and the assumption of certain liabilities by Newco from Fortive.

The Separation Agreement also governs the rights and obligations of Fortive and Newco regarding the distribution of Newco Common Stock to Fortive’s stockholders. At Fortive’s election, the Distribution may be effected by means of a pro-rata distribution of Newco Common Stock to Fortive’s stockholders or through an exchange offer of common stock of Fortive for Newco Common Stock, which may be followed by a pro rata, clean-up distribution of unsubscribed shares, or a combination thereof.

Additionally, immediately prior to the effective time and as a condition to the Distribution, Newco will make distributions to Fortive of cash and debt instruments of Newco with an aggregate value of $400 million. The cash portion of such distribution is expected to be $150 million (the “Cash Dividend”). Fortive expects to exchange the Newco debt instruments (the “Debt Exchange”) for outstanding debt obligations of Fortive.

The Separation Agreement also sets forth other agreements between Fortive and Newco related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts, obtaining the necessary governmental approvals and third-party consents. The Separation Agreement governs certain aspects of the relationship between Fortive and Newco after the Distribution, including provisions with respect to release of claims, indemnification and treatment of outstanding guarantees. The parties have mutual ongoing indemnification obligations following the Distribution with respect to losses related to the A&S Business.

Consummation of the Distribution is subject to various conditions, including the satisfaction or waiver of all conditions under the Merger Agreement.

The Merger Agreement

As described above, the Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub will merge with and into Newco and each share of Newco Common Stock will be converted into the right to receive 35 million shares of Altra common stock (the “Altra Share Count”). The Merger Agreement provides that the Altra Share Count may be adjusted if Fortive elects to reduce the Altra Share Amount to account for a shortfall in the EBITDA Statement (as defined in the Merger Agreement) delivered at closing, but in no event shall the Altra Share Count represent less than 50.1% of the outstanding shares of Altra common stock. After the Merger is completed, Newco will be a wholly-owned subsidiary of Altra.

Additionally, the Merger Agreement provides that the Direct Sales will be completed for a purchase price of $1.0 billion. The Merger Agreement also provides that in connection with the Merger, one individual selected by Fortive will be appointed to Altra’s Board of Directors.

Fortive (on behalf of itself and Newco), Altra and Merger Sub each make certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by Altra to carry on its operations in the ordinary course of business consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger and not to take certain actions prior to the closing of the Merger without the prior approval of Fortive. In addition, Fortive also agreed to cause the A&S Business to be conducted in the ordinary course of business consistent with past practice during the interim period and not to take certain actions prior to the closing of the Merger without the approval of Altra. Altra and Fortive have also agreed to certain non-solicitation covenants in the Merger Agreement.

Consummation of the Merger is subject to various conditions, including, among others, approval of the issuance of the Altra Common Stock by the requisite vote of Altra’s stockholders; the effectiveness of Altra’s registration statement registering the Altra Common Stock to be issued pursuant to the Merger Agreement; the Distribution having taken place in accordance with the Separation Agreement; the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain required foreign antitrust approvals; receipt of certain tax rulings from the Internal Revenue Service; and consummation of the Debt Exchange in an amount equal to or greater than the Above-Basis Amount (as defined in the Merger Agreement) and receipt by Fortive of the Cash Dividend immediately before the Distribution.

The Merger Agreement contains specified termination rights for Fortive and Altra, including that either party may terminate in the event that the Merger is not consummated by December 7, 2018, which date may be extended by either Fortive or Altra to February 12, 2019 (the “End Date”) if either the Debt Exchange has not been consummated or regulatory approvals have not been received but all other closing conditions have been satisfied. Either party may also terminate the Merger Agreement if the approval of the issuance of the Altra Common Stock has not been obtained at a duly convened meeting of Altra’s stockholders.

Altra will owe Fortive a termination fee equal to $40 million if (i) an Ainge Triggering Event (as defined in the Merger Agreement) (other than due to Altra breaching its non-solicitation covenant) occurs and Fortive terminates the Merger Agreement, (ii) the Merger shall not have been consummated by the End Date or Altra shall have breached either its non-solicitation or stockholders meeting covenants and an Acquisition Proposal (as defined in the Merger Agreement) was made prior to termination and Altra enters into a definitive agreement or consummates an Acquisition Proposal (as defined in the Merger Agreement) within 12 months of termination of the Merger Agreement and either Altra or Fortive terminates the Merger Agreement, (iii) Altra terminates the Merger Agreement in order to enter into a definitive agreement to consummate an Ainge Superior Offer (as defined in the Merger Agreement), (iv) either Altra or Fortive terminates the Merger Agreement and at the time of termination all conditions to closing other than the Distribution (as defined in the Merger Agreement), Debt Exchange (as defined in the Merger Agreement), Fortive’s receipt of the Cash Dividend (as defined in the Merger Agreement) and conditions which by their nature are to be satisfied only at closing are satisfied and the Marketing Period (as defined in the Merger Agreement) has not ended because Altra has not provided to the Financing Sources (as defined in the Merger Agreement) the Required Ainge Financial Information that is Compliant (as defined in the Merger Agreement) or otherwise in satisfaction of the requirements of the Marketing Period or (v) Fortive terminates the Merger Agreement because the Marketing Period shall have ended, all of Altra’s closing conditions have been satisfied, the closing has not occurred by the End Date, Fortive has provided written notice to Altra of the satisfaction of Altra’s closing conditions and Fortive’s willingness to close and Altra fails to consummate the closing between the earlier of the End Date and three business days following receipt of Fortive’s notice.

Fortive will owe Altra a termination fee equal to $40 million if Fortive determines that the Debt Exchange is not reasonably likely to be consummated at or prior to the End Date in an amount equal to the Above-Basis Amount and Fortive chooses to terminate the Merger Agreement.

In addition, the Merger Agreement provides that Altra will reimburse Fortive’s expenses in an amount up to $5.0 million if the Merger Agreement is terminated because Altra’s stockholders do not approve the issuance of Altra Common Stock.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates between the parties the pre-and post-closing liabilities in respect of the employees (“Newco Employees”) of the A&S Business transferred to Newco (including liabilities in respect of Fortive’s employee benefit plans) and establishes certain required treatment of the Newco Employees by Altra.

The Employee Matters Agreement provides that, beginning on the closing and ending on December 31, 2019, Altra will generally provide each Newco Employee who is not covered by a collective bargaining agreement or similar arrangement with (i) base compensation at least equal to that provided to the Newco Employee immediately prior to the closing, (ii) short-term and long-term incentive compensation opportunities that are no less favorable in the aggregate than those in effect for the Newco Employee immediately prior to the closing and (iii) health, welfare, retirement and automobile allowance benefits with a value that is substantially similar in the aggregate to that provided to the Newco Employee immediately prior to the closing (or cash in lieu thereof), to the extent communicated to Altra, required by law or customary in the applicable jurisdiction. Each Newco Employee who is located in the United States and incurs a qualifying termination on or before December 31, 2019 will generally be entitled to receive the severance benefits that are substantially similar to those that would have been provided by Fortive upon a qualifying termination of employment immediately prior to the closing.

In addition, the Employee Matters Agreement provides that each stock option relating to shares of Fortive common stock that is held by a Newco Employee and is vested and exercisable as of immediately prior to the closing will generally remain outstanding for 90 days following the closing. Each restricted stock unit relating to shares of Fortive common stock that is held by a Newco Employee and is vested as of immediately prior to the closing will be settled in shares of Fortive common stock as soon as practicable after the closing.

All stock options and restricted stock units relating to shares of Fortive common stock that are held by a Newco Employee and that are not vested immediately before the closing will be cancelled by Fortive immediately before the closing and replaced by Altra with equity awards relating to shares of Altra common stock (or cash settled awards) in respect of the value of the cancelled Fortive stock options and restricted stock units held by the Newco Employee immediately before the closing, subject to certain offsets by Fortive as provided in the Employee Matters Agreement.

Newco Commitment Letter

On March 7, 2018, Newco entered into a commitment letter (the “Bridge Commitment Letter”) with Goldman Sachs Bank USA (“GS”) pursuant to which GS commits to provide $400 million in aggregate principal amount of senior unsecured increasing rate bridge loans (the “Bridge Loans”), such amount to be reduced by the amount of gross cash proceeds received by Newco from the issuance of senior unsecured notes on or prior to the closing date and by the principal amount of senior unsecured notes issued by Newco to Fortive and transferred pursuant to the Debt Exchange. The proceeds of any Bridge Loans will be used by Newco on the closing date to make the cash payment to Fortive in an amount not to exceed $400 million and to pay fees, costs and expenses in connection with the Transactions (as defined below). The commitments under the Bridge Commitment Letter are subject to customary closing conditions. All obligations of Newco with respect to the Bridge Loans will be guaranteed by each direct or indirect wholly-owned domestic subsidiary of Newco, and following the effective time of the Merger, by Altra and its direct or indirect wholly-owned domestic subsidiaries (other than Newco), subject to customary exceptions.

Item 8.01. Other Events

For purposes of Item 8.01 of this Form 8-K, a copy of the press release issued on March 7, 2018 is filed herewith as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward-looking statements

Information set forth in this filing, including statements as to Fortive’s outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Altra and Newco which will immediately follow the proposed distribution of Newco to Fortive stockholders, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.

These statements are based on various assumptions and the current expectations of the management of Fortive and Altra, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Fortive or Altra. Forward-looking statements included herein are made as of the date hereof, and Fortive and Altra undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Fortive’s or Altra’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this filing include, but are not limited to, statements regarding the expected effects on Fortive, Newco and Altra of the proposed distribution of Newco to Fortive’s stockholders and merger of Newco with a subsidiary of Altra and consummation of the Direct Sales and Debt Exchange (the “Transaction”), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Fortive and its stockholders for U.S. federal income tax purposes, the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this filing that are not historical facts.

These statements are based on the current expectations of the management of Fortive and Altra (as the case may be) and are subject to uncertainty and to changes in circumstances. Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Fortive’s and Altra’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; Altra’s ability to integrate the A&S Business successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Fortive’s or Altra’s businesses; the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in each of Fortive’s and Altra’s Annual Reports on Form 10-K. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive, Newco or Altra. In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917-0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description

99.1	Press Release, dated March 7, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE CORPORATION

DATE: March 7, 2018	By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President – Associate General Counsel and Secretary

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